P.E. 1/10/14

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005533

March 7, 2014

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 3-7-14

Carol J. Ward
Mondelēz International, Inc.
carol.ward@mdlz.com

Re: Mondelēz International, Inc.
Incoming letter dated January 10, 2014

Dear Ms. Ward:

This is in response to your letters dated January 10, 2014 and February 10, 2014 concerning the shareholder proposal submitted to Mondelēz by the AFL-CIO Reserve Fund and Oxfam America Inc. We also have received letters from the AFL-CIO Reserve Fund dated January 27, 2014 and February 12, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 7, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mondelēz International, Inc.
Incoming letter dated January 10, 2014

The proposal urges the board to report to shareholders on Mondelēz's process for identifying and analyzing potential and actual human rights risks of Mondelēz's operations and supply chain.

There appears to be some basis for your view that Mondelēz may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Mondelēz's public disclosures compare favorably with the guidelines of the proposal and that Mondelēz has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Mondelēz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 12, 2014

Via electronic mail: ***shareholderproposals@sec.gov***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Mondelēz International Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund and Oxfam America

Dear Sir/Madam:

This letter is submitted in response to the claim of Mondelēz International, Inc. ("Mondelēz"), by letter dated February 10, 2014, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2014 proxy materials.

I. Introduction

Proponent's shareholder proposal to Mondelēz urges:

the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;
- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and

- How the results of the assessment are incorporated into company policies and decision making.

The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

Mondelēz' February 10, 2014 letter to the Office of Chief Counsel now "bring[s] an additional document to the Staff's attention," but, like the evidence it submitted in its first letter, this new document fails to demonstrate that the Company has substantially implanted the Proposal.

In fact, the " additional document" Mondelēz has submitted is nothing more than a report on environmental actions taken by the Company, as part of its participation in an environmental initiative, the Roundtable on Sustainable Palm Oil (RSPO): www.rspo.org.

In fact, despite Mondelez' use of the words "human rights" inserted into its "additional document" on RSPO, the words, "human rights" do not appear in a search of the RSPO website, with the possible exception of an RSPO comment on a Rainforest Action Report. Moreover, there is no indication of Mondelez' having done or participated in a human rights risk assessment process, the subject of the Proposal at issue here.

Nor is there a discussion of human rights risk assessment in the new Mondelez document. Indeed, human rights risk assessment is not at all connected to the subject of the document's primary focus: environmental deforestation.

A careful reading of the Mondelēz document shows that it begins by citing the Company's "environmental footprint." Each of the following five paragraphs of the document is entirely concerned with environmental science, including such topics as fertilizer and carbon footprint reporting.

While the sixth paragraph mentions the words "human rights," the entire subject of the paragraph is about environmental matters. The same is true of each of the paragraphs that follow. While environmental activity to deal with climate change and palm oil is a laudable action by Mondēlez, it is, at best, a mischaracterization, to describe this document as a human rights risk assessment reporting process.

Consequently, neither Mondelēz' first Request for a Letter of No-Action, nor its second letter, with its accompanying January document discussing deforestation, is sufficient evidence that the Company has substantially implemented the Proposal.

II. Conclusion

Mondelēz has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal may not be excluded under Rule 14a-8(i)(10) as substantially implemented because Mondelēz has not demonstrated that its general risk management activities compare favorably with the human rights risk assessment guidelines of the Proposal.

Consequently, since Mondelēz has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Company's shareholders at the 2014 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company's Corporate Secretary.

Sincerely,

Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: Carol J. Ward, Vice President and
Corporate Secretary, Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Mondelēz International

February 10, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Supplemental Letter Regarding Shareholder Proposal of the AFL-CIO Reserve Fund and Oxfam America Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") that Mondelēz International, Inc. (the "Company") submitted to the staff of the Division of Corporation Finance (the "Staff") on January 10, 2014, in response to the shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund and Oxfam America Inc. (the "Proponents"). The Proposal urges the Company's Board of Directors to report on the Company's process for identifying and analyzing potential and actual human rights risks of the Company's operations and supply chain.

In the No-Action Request, the Company argued that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") pursuant to Rule 14a-8(i)(10) because the Company had substantially implemented the Proposal.

On January 27, 2014, the AFL-CIO Reserve Fund submitted a letter to the Staff that responded to the No-Action Request, arguing that the despite the numerous disclosures referenced by the Company in the No-Action Request, the Company's current practices do not substantially implement the Proposal. In response, the Company wishes to bring an additional document to the Staff's attention, which we believe further supports our view that the Company has substantially implemented the Proposal.[1]

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[1] In addition, contrary to the claim in the AFL-CIO Reserve Fund's letter, the Company is a member of SEDEX. *See* http://www.sedexglobal.com/about-sedex/members/list-of-members.

In this regard, in addition to the disclosures discussed in the No-Action Request, the Company made publicly available in January 2014 a report entitled "Deforestation and human rights in supply chains" (the "Report").[2] *See* Exhibit A. The Report addresses four of the five topics on which the Proposal seeks to have the Company report, namely: (1) the "[h]uman rights principles used to frame the [Company's human rights risk] assessment"; (2) the "[m]ethodology used by the [Company's human rights risk] assessment to track and measure performance"; (3) the "[n]ature and extent of consultation with relevant stakeholders in connection with the [Company's human rights risk] assessment"; and (4) "[h]ow the results of the [Company's human rights risk] assessment are incorporated into company policies and decision making." The fifth topic mentioned by the Proposal, the "[f]requency of the [Company's human rights risk] assessment," is addressed in the documents discussed in the No-Action Request.

With respect to the first topic, the Report identifies multiple human rights principles that frame the Company's assessment of human rights risks, including land rights, labor rights, forced labor, and child labor.

Second, the Report describes the methodology by which the Company tracks and measures its performance in addressing human rights issues. Specifically, the Report indicates that the Company has assessed "with WWF [(the World Wildlife Fund)] the long-term sustainability risks for many of [its] main commodities"; that "[t]hese assessments analyze a range of environmental, social and economic factors, including . . . human rights"; and that the Company "review[s] . . . data and studies to better understand [the Company's] and [its] suppliers' impacts on . . . human rights issues." In addition, the Report indicates that "[i]n late 2013, [the Company] asked suppliers to provide information about the levels of traceability in their palm oil supply chains," which is "an essential first step to enable scrutiny and promote improvements" that will help in "mitigating . . . human rights risks."

Third, the Report discusses the nature and extent of the Company's consultations with relevant stakeholders when assessing the human rights risks associated with the production of various commodities. The Report expressly states that the Company "actively engage[s] with a range of stakeholders on issues of . . . human rights." The Report then provides specific examples, such as the Company's consultation with "NGOs to discuss issues of . . . human rights in key supply chains, including allegations contained in published reports from . . . on-the-ground investigations." Further, the Report discusses the Company's "ongoing direct engagement with key suppliers," which also are relevant stakeholders with respect to human rights issues in the Company's supply chain, in order to "seek[]

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2 The Report is available at http://www.mondelezinternational.com/~/media/MondelezCorporate/uploads/downloads/deforestation_human_rights.pdf.

information about their policies and practices on environmental and social issues, including . . . human rights."

Fourth, the Report describes how the Company incorporates the results of its human rights risk assessment into its policies and decision making. For example, after stating that the Company has identified—as a result of the Company's risk assessment and its consultations with stakeholders—"palm oil as a priority commodity from the perspective of . . . human rights," it goes on to explain that the Company has achieved Roundtable for Sustainable Palm Oil ("RSPO") coverage for 100% of the palm oil that it bought in 2013. RSPO is an organization committed to "enforcing standards for sustainable palm oil production, encompassing . . . human rights issues such as land and labor rights." In addition, the Report states that the Company has "made a public commitment to publish in Q2 of this year [2014] an action plan to ensure that the palm oil [it] buy[s] . . . respects human rights, including land rights, and does not use forced or child labor." The Report also states that the Company consults with its suppliers regarding traceability in their palm oil supply chains because "[k]nowing the sources of palm oil supplies is an essential first step to enable scrutiny and promote improvements in practice on the ground. The results are currently being analysed and will inform subsequent action planning for mitigating . . . human rights risks."

In sum, the Report further supports the Company's view that, through its existing public disclosures, the Company has substantially implemented the Proposal. Based on the foregoing analysis and the analysis in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to carol.ward@mdlz.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373 or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

Enclosure

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Rob McGarrah, American Federation of Labor and Congress of Industrial Organizations
Chris Jochnick, Oxfam America Inc.

101672991.5

EXHIBIT A

Mondelēz International

Deforestation and human rights in supply chains

In 2011, we published results from a first-of-its-kind assessment to map the overall environmental footprint of our company. The assessment provided a comprehensive, end-to-end view of the total impact of our company's operations and supply chain on greenhouse gas emissions, water and land use – including everything from the growing of raw materials to the disposal of packaging.

The assessment was based on the latest scientific developments to ensure the information and insights were as clear and accurate as possible. The scope and methodology follows the World Resources Institute's Greenhouse Gas Protocol Scope 3 Standard for carbon footprint reporting. Information is collected from benchmark data for greenhouse gas emissions and rates of land conversion including deforestation in key supply chains.

The assessment is updated regularly and enables us to assess the impact our supply chain has on land use change as well as the emissions from ongoing management practices, such as fertiliser use, for key commodity groups including oils and fats, grains, sugar and dairy.

This work has provided us with a better understanding of the impacts across our supply chain and enables us to focus activities. The study, carried out by Quantis and reviewed by World Wildlife Fund (WWF) and other experts, shows that agriculture is the main factor that is responsible for our overall climate change, water, and land footprint.

We have also assessed with WWF the long-term sustainability risks for many of our main commodities, including palm oil, soya and sugar, among others. These assessments analyze a range of environmental, social and economic factors, including land conversion from deforestation, as well as land, labor and other human rights. The assessments are based on referenced public sources, for example data on the hectares of forested areas converted to palm oil plantations and studies into carbon emissions from plantations, as well as social factors such as documented cases of land and labor disputes. Together with WWF, we review these data and studies to better understand our and our suppliers' impacts on sustainability issues, including deforestation and human rights issues.

We actively engage with a range of stakeholders on issues of deforestation and human rights. For example, as members of the Consumer Goods Forum (CGF), we are signatories to its deforestation resolution which commits members to mobilize resources within our respective businesses to help achieve zero net deforestation from key supply chains by 2020, with a focus on four key supply chains acknowledged as major drivers of deforestation: palm oil, soya, beef and paper. CGF published pulp and paper sourcing guidelines in 2013. We plan to adopt these guidelines and are currently reviewing how to do so.

In addition, we have engaged with the Tropical Forest Alliance 2020 (TFA 2020), a public private partnership involving CGF member companies, the governments of the US, UK, Netherlands and Norway, and civil society organisations. TFA 2020's objective is to reduce the tropical deforestation associated with the sourcing of commodities such as palm oil, soy, beef, and paper. TFA 2020 brings partners and other interested stakeholders together to share information on actions they are taking, identify needs and gaps in the sector, and help facilitate relationships between partners to take action. For example, we participated in the launch of CGF's pulp and paper sourcing guidelines at the TFA 2020 conference in Jakarta in June 2013, having served on the CGF working group that drafted the guidelines. More information is available at www.tfa2020.com

Further, we engage directly with NGOs to discuss issues of deforestation and human rights in key supply chains, including allegations contained in published reports from their on-the-ground investigations. Through these discussions, we gain deeper understanding about NGO concerns and discuss potential steps to mitigate deforestation and human rights risks. We plan to continue these discussions periodically.

As a result of this work, we have identified palm oil as a priority commodity from the perspective of deforestation and human rights.

Currently, the Roundtable for Sustainable Palm Oil (RSPO) provides the most widely supported approach to developing and enforcing standards for sustainable palm oil production, encompassing deforestation as well as human rights issues such as land and labor rights. We're purchasing RSPO certified palm oil, covering 100% of our use in 2013 through RSPO segregated and mass-balance oil, as well as Greenpalm certificates which support sustainable production. This is two years ahead of our existing commitment to cover 100% of requirements by 2015. We plan to continue this level of use of RSPO palm oil.

In late 2013, we asked suppliers to provide information about the levels of traceability in their palm oil supply chains. Knowing the sources of palm oil supplies is an essential first step to enable scrutiny and promote improvements in practice on the ground. The results are currently being analysed and will inform subsequent action planning for mitigating deforestation and human rights risks.

In addition, we have ongoing direct engagement with key suppliers covering about 80% of our total palm oil purchase, seeking information about their policies and practices on environmental and social issues, including deforestation and human rights.

We have made a public commitment to publish in Q2 of this year an action plan to ensure that the palm oil we buy is produced on legally held land, does not lead to deforestation or loss of peat land, respects human rights, including land rights, and does not use forced or child labor. This plan will also address timelines and verification processes.

Beyond this, as the foundation for all our work in sustainable agriculture, we're embedding sustainability into our sourcing practices across our commodities. We're seeking more transparency, raising expectations of our suppliers and collaborating through initiatives such as the Sustainable Agriculture Initiative (SAI) Platform. Through this work we are addressing cross cutting themes such as good agricultural practices, deforestation, human and labor rights (including child labor), land rights, gender and environmental footprint. We are currently building the details of this approach and will report in more detail as we make further progress.

In addition to above work, we publicly report key environmental data via the CDP climate change and water disclosures.

January 2014

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 27, 2014

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Mondelēz International Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund and Oxfam America

Dear Sir/Madam:

This letter is submitted in response to the claim of Mondelēz International, Inc. ("Mondelēz"), by letter dated January 10, 2014, that it may exclude the shareholder proposal (the "Proposal") of the AFL-CIO Reserve Fund (the "Proponent") from its 2014 proxy materials.

I. Introduction

Proponent's shareholder proposal to Mondelēz urges:

> the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;
- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and

- How the results of the assessment are incorporated into company policies and decision making.

The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

Mondelēz argues that the Proposal is excludable "pursuant to Rule 14a-8(i)(I0) because the Company has substantially implemented the Proposal." Yet nothing Mondelēz cites in its letter even comes close to describing what the Proposal requests: a report to shareholders on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain.

Indeed, in all the voluminous material Mondelēz attempts to attribute to its human rights risk assessment reporting process, the only reporting process described is the Company's "Enterprise Risk Management" system that offers no evidence of its ever having done a reporting process on human rights at Mondelēz. Moreover, the words "human rights" appear in only two documents on the Mondelēz website.[1] Neither document describes the process at Mondelēz for human rights risk assessment.[2] Instead, each document is a statement of the Company's goals and intentions on human rights, not a report on the process for human rights risk assessment at Mondelēz.

II. Mondelēz has failed to demonstrate that it has substantially implemented the Proposal pursuant to Rule 14a-8(i)(10).

The standard for exclusion of a shareholder proposal pursuant to Rule 14a-8(i)(10) has been stated clearly: a company's public disclosures must compare favorably with the guidelines of the proposal. *The Coca-Cola Company* (January 25, 2012). *Texaco, Inc.* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective, even if a company has not implemented every detail of a proposal. *See, e.g., Starbucks Corp.* (Dec. 1, 2011); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.*(Apr. 5, 2002); *Exxon Mobil Corp.* (Jan. 24, 2001); *Masco Corp.* (Mar. 29, 1999).

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[1] http://www.mondelezinternational.com/about-us/compliance-and-integrity (accessed January 16, 2014)
[2] Moreover, Mondelēz completely ignores the Proposal's explicit recitation of the fact that the US State Department, upon a preliminary investigation of human rights violations at Mondelēz, "issued an Initial Assessment...determining that the [human rights] issues raised by IUF [International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco, and Allied Workers' Association] merited further consideration under the [Organization for Economic Cooperation and Development] Guidelines [for Multinational Enterprises]." http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm

An examination of the actions Mondelēz claims it has taken makes it clear that the Company has failed to address "the underlying concerns and essential objectives" of the Proposal because it hasn't reported anything to shareholders on its process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain.

A. The Proposal's underlying concerns and essential objectives—report on human rights risk assessment process at Mondelēz is non-existent.

The Proposal asks Mondelēz for a report to shareholders on the process Mondelēz uses to assess human rights risks in the Company's operations and those of its suppliers. Mondelēz neither has a process to assess human rights risks, nor does its report to its shareholders on its human rights risk assessment process. Instead, beginning with its "Enterprise Risk Management" program, it strings together a series of statements of goals and employee conduct. At best, it could be claimed that Mondelēz has reported on some of the elements it considers to be encompassed by its conception of human rights, but the essential objective of the Proposal—a report on the process it employs to conduct its human rights risk assessment—is entirely missing from its website and the websites it cites as its partners in human rights risk assessment.

The Company starts by citing its Enterprise Risk Management program. But there is no report on Enterprise Risk Management anywhere on the Mondelēz website. The Company points to its 2013 Proxy Statement, but it contains no report on the process it uses for human rights risk assessment.

Mondelēz also points to its membership in a consortium of some 36 multi-national corporations, AIM-PROGRESS,[3] but nowhere on the AIM-PROGRESS website is there any report on a human rights risk assessment at Mondelēz or the process used at Mondelēz. Indeed, AIM-PROGRESS boasts that one of its key objectives is to "Reduce audit fatigue for suppliers by encouraging them to share their audit reports with many customers to avoid duplicate audits. 'An audit for one is an audit for all'".[4] Shareholders are hard pressed to know whether this is a report on the human rights risk assessment process at Mondelēz.

Mondelēz then states that it takes "great pride that protection of human rights is a central focus of the PROGRESS charter," but a search for Mondelēz and/or human rights on the AIM-PROGRESS website reveals nothing more than statements of good intentions and a report of a conference held in Singapore.[5] There is no report on the human rights risk assessment process at Mondelēz. From the available documents on

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[3] http://www.aim-progress.com/files/18/aim-progress-member-logo-website-list-04-10-2013.pdf
[4] http://www.aim-progress.com/index.php
[5] AIM-PROGRESS does state that two of its member companies—"Unilever/Procter&Gamble"–have begun a "workstream" on human rights. http://www.aim-progress.com/page.php?id=21

the AIM-PROGRESS website, it seems clear that it is a new organization and does not yet have a process in place to report on human rights risk assessment.

Mondelēz next describes how it and other PROGRESS members use SEDEX [Supplier Ethical Data Exchange] to more easily access data about their suppliers' compliance statuses and assess any attendant risk." Yet there is no description of the SEDEX process pertaining to Mondelēz, nor are there any SEDEX reports on the Mondelēz website.[6] A careful search of the SEDEX website reveals that Mondelēz is neither a member of SEDEX, nor is there anything even containing a reference to Mondelēz on the SEDEX website.[7]

Describing its "Health, Safety, and Environmental Program" as another example of its human rights risk assessment reporting process, Mondelēz neglects to provide any reports on the Health Safety and Environment Program on the Mondelēz website. It is not even clear to shareholders how this program pertains to its alleged human rights risk assessment process for its own operations and those of its suppliers.

The most detailed description of Mondelēz's conception of the value human rights is contained in its Compliance and Integrity Program, which is replete with statements of standards and good intentions. But there is not one report on the process the Company uses to do its human rights risk assessment.[8] The closest Mondelēz comes to reporting on its human rights risk assessment process for its suppliers is the statement that "We are currently rolling out PROGRESS to our suppliers and business partners." But as noted above, AIM-PROGRESS is a new program and it does not even have a report on its human rights risk assessment process available on its website, let alone at Mondelēz itself.

B. The Proposal's underlying concerns and essential objectives—critical elements of human rights risk reporting at Mondelēz are absent.

The Proposal identifies the following elements:

- Human rights principles used to frame the assessment
  While Mondelēz does state its commitment to human rights, the Company does not report on how it actually applies its commitment to its own and its supplier operations. This is at the core of the Proposal.

[6] Mondelēz does state that it has "begun to assess direct suppliers' compliance with our corporate responsibility expectations (including child and forced labor) through PROGRESS," but it provides nothing in the way of a report on its human rights risk assessment. http://www.mondelezinternational.com/About-Us/Compliance-and-Integrity.aspx#supplyChain
[7] http://www.sedexglobal.com/?s=Mondelēz&searchsubmit=Search&lang=en
[8] http://www.mondelezinternational.com/About-Us/Compliance-and-Integrity.aspx#supplyChain

- Frequency of the assessment

The Proposal asks for a description of the frequency of human rights assessments at Mondelēz and its suppliers. But Mondelēz's claim that its "general risk assessment" and the Board's Governance, Membership and Public Affairs Committee review of "'social accountability,' 'public policy,' and the Company's 'public image and reputation,' all of which implicate human-rights issues and their attendant risk" falls well short of the mark for a report to shareholders on the frequency of its human rights risk assessment.

- Methodology used by the assessment to track and measure performance
  Mondelēz again describes the PROGRESS program. But as noted above, PROGRESS has yet to implement any human rights risk assessment, let alone report on it to the shareholder of Mondelēz.

- Nature and extent of consultation with relevant stakeholders in connection with the assessment

  While Mondelēz reports that it consults with such organizations as the "World Wildlife Fund," it is hard to see how this has a direct connection to an assessment of human rights. Perhaps even more striking is Mondelēz's failure to describe its refusal to accept the US State Department's invitation to mediate alleged human rights violations at Mondelēz.[9] The Proposal, in fact, makes specific reference to this matter.

- How the results of the assessment are incorporated into company policies and decision making.

  Mondelēz again recites its general Board and management processes on Enterprise Risk Management, as well as its PROGRESS association. Yet nowhere is there any indication that a company-wide human rights risk assessment process is in evidence at Mondelēz or its supply chain.

Finally, Mondelēz emphasizes *The Boeing Co.* (Feb. 17, 2011) (concurring in the exclusion of a proposal requesting "a management review [of] policies related to human rights to assess areas where the company needs to adopt and implement additional policies and to report its findings." Boeing demonstrated that it already had "policies, practices and procedures that compared favorably with the guidelines of the proposal." The core of this Proposal, however, calls for more than a statement of policies. It asks for a report on the process by which Mondelēz identifies and analyzes the potential and actual human rights risks of Mondelēz' operations and supply chain.

[9] http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm

References to existing risk management practices that in no way identify or even mention human rights as their central concern cannot be said to compare favorably with the guidelines of the Proposal.

III. Conclusion

Mondelēz has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal may not be excluded under Rule 14a-8(i)(10) as substantially implemented because Mondelēz has not demonstrated that its general risk management activities compare favorably with the human rights risk assessment guidelines of the Proposal.

Consequently, since Mondelēz has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before the Company's shareholders at the 2014 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy to the Company's Corporate Secretary.

Sincerely,

Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: Carol J. Ward, Vice President and
Corporate Secretary, Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

January 10, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of the AFL-CIO Reserve Fund and Oxfam America Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Mondelēz International, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund and Oxfam America Inc. (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED,** that shareholders of Mondelēz International, Inc. ("Mondelēz") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:
>
> - Human rights principles used to frame the assessment;
> - Frequency of the assessment;
> - Methodology used by the assessment to track and measure performance;
> - Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
> - How the results of the assessment are incorporated into company policies and decision making.
>
> The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. *Rule 14a-8(i)(10) Background*

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Accordingly, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means other than those specifically requested by the shareholder proponent. *See, e.g., The Procter & Gamble Co.* (avail. Aug. 4, 2010); *Wal-Mart Stores, Inc. (AFL-CIO Reserve Fund et al.)* (avail. Mar. 30, 2010). Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exxon Mobil Corp. (Rossi)* (avail. Mar. 19, 2010).

The Staff consistently has concurred with the exclusion of shareholder proposals requesting reports where the company already publicly disclosed the subject matter of the requested report. *See, e.g., The Boeing Co.* (avail. Feb. 17, 2011) (concurring in the exclusion of a proposal requesting the company to assess and report on human-rights standards where the company had achieved the essential objective of the proposal through publicly available reports, risk management processes, and a code of conduct.); *Caterpillar, Inc.* (avail. Mar. 11, 2008) (concurring with the company's exclusion of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives.); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008) (same); *PG&E Corp.* (avail. Mar. 6, 2008) (same); *The*

Dow Chemical Co. (avail. Mar. 5, 2008) (same); *Johnson & Johnson* (avail. Feb. 22, 2008) (same). Further, as particularly relevant here, the Staff has concurred in the exclusion of shareholder proposals seeking a report from the company's board of directors when the contents of the requested report were disclosed in multiple pages on the company's corporate website. *See The Coca-Cola Co.* (avail. Jan. 25, 2012); *The Gap, Inc.* (avail. Mar. 16, 2001).

B. The Company Has Substantially Implemented The Proposal By Publicly Disclosing Its Risk-Management Processes

As discussed below, the Company's disclosures already substantially implement the essential objective of the Proposal, which is that the Company publicly disclose its "process for identifying and analyzing potential and actual human rights risks of [the Company's] operations and supply chain." The Company's existing disclosures also address the Proposal's request that the Company discuss five specific items with respect to the Company's operations and supply chain—namely, the "[h]uman rights principles used to frame the [risk] assessment"; the "[f]requency of the [risk] assessment"; the "[m]ethodology used . . . to track and measure performance"; the "[n]ature and extent of consultation with relevant stakeholders in connection with the [risk] assessment"; and "[h]ow the results of the [risk] assessment are incorporated into company policies and decision making."

1. The Company's Overall Process For Identifying And Analyzing Risk, Including Human-Rights Risk

The Company already publicly discloses the processes it uses for identifying and analyzing the potential and actual human-rights risks of its operations and supply chain. In this regard, the Company's 2013 Proxy Statement (the "2013 Proxy")[1] discloses information about the Company's Enterprise Risk Management ("ERM") program, which consists of the processes that the Company uses to identify, assess, and manage its exposure to all risks, including, as referenced in the Proposal, "potential and actual human rights risks of [the Company's] operations and supply chain." In addition, the Company makes publicly available on its "Responsible Sourcing" website[2] information about the Program for Responsible Sourcing (PROGRESS), an industry "initiative that supports a common set of Corporate Social Responsibility (CSR) standards" that the Company uses to evaluate risks in its supply chain.

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[1] Available at http://www.sec.gov/Archives/edgar/data/1103982/000119312513139605/d468257ddef14a.htm#toc468257_10.

[2] The Company's "Responsible Sourcing" website is available at http://www.mondelezinternational.com/well-being/sustainable-resources-and-agriculture/responsible-sourcing.

With regard to the Company's ERM program, the 2013 Proxy explains that, under this program, "[m]anagement is responsible for the day-to-day assessment, management and mitigation of risk," while the Board functions to provide oversight of management's efforts. To this end, management "reports to the Board and Audit Committee, in advance of meetings, regarding . . . key risks and the actions management has taken to monitor, control and mitigate these risks. Management also attends Board and Audit Committee meetings to discuss these reports and provide any updates."

The 2013 Proxy goes on to indicate that while management handles the Company's day-to-day identification and response to risk, the Board of Directors "has ultimate responsibility for risk oversight [and] has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee." The 2013 Proxy further states that, "[p]ursuant to its charter, the Audit Committee reviews and discusses risk assessment and risk management guidelines, policies and processes utilized in [the Company's ERM] approach" and "annually reviews [the Company's] ERM process, as well as the results of [its] annual ERM risk assessment, to assure the process continues to function effectively."

With regard to PROGRESS, the Company's "Responsible Sourcing" website explains how the Company leverages PROGRESS to evaluate its suppliers and any potential risks that might arise from supplier operations. As a founding member of PROGRESS[3], the Company takes pride in the fact that the protection of human rights is a central focus of the PROGRESS charter. The Company's publicly available explanation of PROGRESS[4] discloses that the PROGRESS initiative relies on the independent third-party Supplier Ethical Data Exchange (SEDEX) to enable suppliers to report compliance information to a single source—SEDEX—that then shares that data with multiple customers, reducing the need for suppliers to engage in duplicative CSR assessments and audits. Members of PROGRESS, including the Company, now use SEDEX to more easily access data about their suppliers' compliance statuses and assess any attendant risk. The Company's "Responsible Sourcing" website further discloses the exact audit protocols used to assess supplier compliance under PROGRESS, noting that the Company uses the SEDEX Members Ethical Trade Audit (SMETA) protocol, one of several audit protocols recognized by PROGRESS, to evaluate its suppliers and assess any potential supply-chain risk.[5] We also note that human-rights factors comprise over sixty percent of the SMETA audit protocol.

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[3] At the time PROGRESS was founded, the Company's name was Kraft Foods Inc.

[4] The Company's explanation of PROGRESS is available at http://global.mondelezinternational.com/SiteCollectionDocuments/pdf/procurement/PROGRESS_and_SEDEX_Mdlz.pdf.

[5] The Company also provides access to additional information on the SMETA protocol by providing a link to the SMETA website. The SMETA website can be accessed by

(Cont'd on next page)

Further, the Company's Supplier Expectations and Supply Chain Transparency and Labor Practices (the "Transparency Practices")[6] disclose that the Company also assesses the compliance status and risk from its own internal facilities under PROGRESS. To date, the Company has completed self-assessments against the SMETA audit protocol at 100% of its internal sites and, in 2013, began to commission third-party SMETA audits at its internal facilities with the goal of conducting such audits at all Company facilities on a three-year schedule.

In addition, the Company further seeks to assess and mitigate the human-rights risk posed by operations at its own internal facilities by requiring adherence to the Company's Health, Safety, and Environmental Program. As discussed on the Company's "Ensuring a Safe Work Environment" website,[7] the Company's goal is "to achieve world-class safety performance" through a series of clearly defined safety principles and through Company-implemented safety programs, all of which meet the Occupational Health and Safety Assessment Series (OHSAS) 18001 protocol. In addition, we note that, to date, all of the Company's Environmental management systems are also compliant with the International Organization for Standardization (ISO) 14001 protocol and that these results are verified through annual self-audits at the Company's internal facilities and third-party audits at all facilities outside of North America. North America facilities undergo third-party regulatory compliance audits.

Finally, the Company makes publicly available on its website information about its Compliance and Integrity Program (the "Compliance Program").[8] This information describes the manner in which the Company encourages the proactive identification of risks, including human-rights risks, through its internal procedures and how those risks are analyzed and addressed. For example, the Company's disclosures about its Compliance Program state that all employees are expected "to ask questions and raise concerns about business practices when they see something they think might be wrong." The Company's

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(Cont'd from previous page)

visiting http://www.mondelezinternational.com/well-being/sustainable-resources-and-agriculture/responsible-sourcing, then clicking on the "visit the SEDEX website" link.

[6] The Company's Supply Chain Transparency and Labor Practices are available at http://www.mondelezinternational.com/About-Us/Compliance-and-Integrity.aspx#supplyChain.

[7] The Company's "Ensuring a Safe Work Environment" website is available at http://www.mondelezinternational.com/well-being/safety-of-our-people-and-products/ensuring-a-safe-work-environment.

[8] The Company's disclosures about its Compliance and Integrity Program are available at http://www.mondelezinternational.com/about-us/compliance-and-integrity.

Code of Conduct[9] echoes this same expectation, stating that employees who suspect a violation of "the law, this Code, or any company policy" must "inform management so that company can act quickly." The Company's live and online training programs document attendees and participants and help employees to understand legal and ethical business practices.

Both the Compliance Program and the Code of Conduct also require the Company's employees around the world to raise concerns about violations of the Code of Conduct and the Company's Corporate Responsibility Guidelines,[10] including concerns about harassment, inappropriate conduct, retaliation, discrimination, wage and hour violations, and concerns regarding health and safety in the workplace—all of which implicate "human rights risks." The Company's disclosures about its Compliance Program further make clear that all reported concerns are taken seriously and investigated confidentially to determine if any violation of the law, a policy, or the Code of Conduct has occurred, and the Code of Conduct provides for anonymity during reporting and indicates that no retaliation will ensue. Both the Code of Conduct and the Company's disclosures about its Compliance Program describe the various methods by which a violation can be reported, such as direct reporting to supervisors or compliance officers, use of the anonymous Integrity HelpLine, which operates in more than 90 countries, or use of WebLine, and online version of the Integrity HelpLine service. The Code of Conduct also provides that appropriate disciplinary action, including termination, may be taken against any employee whose conduct violates the Code of Conduct or applicable laws and regulations, including the Corporate Responsibility Guidelines.

In sum, the Company's public disclosures provide a thorough description of the way that the Company identifies and analyzes all risks, including "potential and actual human rights risks," thus substantially implementing the essential objective of the Proposal. Moreover, as discussed below, the Company's public disclosures also specifically address the five items referred to in the Proposal.

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[9] The Company's Code of Conduct is available at http://www.mondelezinternational.com/~/media/MondelezCorporate/uploads/downloads/EmployeeCodeOfConduct.pdf.

[10] The Company's Corporate Responsibility Guidelines are available at http://www.mondelezinternational.com/en/About-Us/Compliance-and-Integrity.aspx#guidelines.

2. *The Human-Rights Principles That The Company Uses To Frame Its Risk Assessment*

The Company already publicly discloses the principles that it uses to frame its assessment of potential human-rights risks, as requested by the Proposal. The Company's Statement on Human Rights[11] that is posted on its website espouses the Company's "core belief . . . that people should be treated fairly and with dignity." Further, the Company has adopted Corporate Responsibility Guidelines that set forth the following list of human-rights principles designed to promote the fair and ethical treatment of individuals throughout the Company's operations: the prohibition of forced labor and child labor; the forbidding of harassment and abuse; the fostering of diversity and inclusion; the promotion of safety and health in the workplace; a commitment to business integrity; the promotion of environmental sustainability; the right to join a union; and the right to receive fair compensation and opportunity for advancement.

The Company also has adopted Corporate Responsibility Expectations for Direct Suppliers and related Supplier Contract Provisions (the "Supplier Expectations")[12] that set forth the following principles for evaluating the Company's suppliers: the prohibition of forced labor and child labor; the forbidding of and harassment and abuse; the prohibition of corporal punishment or other forms of mental or physical coercion as a form of discipline; the fostering of diversity and inclusion; the promotion of safety and health in the workplace; a commitment to business integrity; the promotion of environmental sustainability; and the right to join a union and to receive fair compensation and work reasonable hours.

In addition, currently the Company's supplier contracts generally incorporate the principles set forth in the Supplier Expectations, and over the next few years, the Company plans to work toward including the Supplier Expectations principles in all contracts with suppliers and business partners.

Finally, the Company's "Responsible Sourcing" website discloses that the Company assesses the various compliance-related risks, such as human-rights risks, that could arise from its supply-chain against the PROGRESS initiative's SMETA protocol. And the Transparency Practices further disclose that the Company also uses the protocols from PROGRESS to assess the Company's internal facilities.

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[11] The Company's Statement on Human Rights is available at http://www.mondelezinternational.com/About-Us/Compliance-and-Integrity.aspx#humanRights.

[12] The Company's Corporate Responsibility Expectations for Direct Suppliers are available at http://www.mondelezinternational.com/About-Us/Compliance-and-Integrity.aspx#directSuppliers.

Accordingly, the Company already publicly discloses the human-rights principles that it uses to frame its risk assessment and, therefore, has substantially implemented that portion of the Proposal.

3. The Frequency Of The Company's Risk Assessment

The Company also publicly discloses the frequency with which it conducts its risk assessments. The 2013 Proxy states that "[a]nnually, the Audit Committee reviews and approves management's recommendation for allocating responsibility for reviewing and assessing key risk exposures and management's response to those exposures." The 2013 Proxy also discloses a number of specific areas of risk that receive annual review from either the entire Board or one of its committees. Notably, the 2013 Proxy states that the Audit Committee conducts an annual review of "legal, compliance and regulatory" risk as well as "health [and] safety" risk. The Board's Governance, Membership and Public Affairs Committee also reviews risk relating to "social accountability," "public policy," and the Company's "public image and reputation," all of which implicate human-rights issues and their attendant risk.

In addition, the 2013 Proxy discusses the frequency with which Company management assesses and analyzes risk, stating that management "reports to the Board and Audit Committee, in advance of [Board] meetings, regarding [] key risks and the actions management has taken to monitor, control and mitigate these risks." The 2013 Proxy also indicates that management "attends Board and Audit Committee meetings to discuss [its] reports and provide any updates." Further, the Company's disclosures about its Compliance Program describe the continuous monitoring for violations of law or Company policy in which employees are expected to engage.

The Transparency Practices disclose that the Company assesses supplier-related risk, including risk associated with human-rights issues, when it first engages a supplier and on a continuous basis thereafter. The Supplier Expectations provide that an assessment of compliance first occurs during the supplier selection process, where the Company evaluates suppliers "to be familiar with their own Codes of Conduct and reputations." The Transparency Practices also indicate that, once cleared to do business with the Company, the supplier must initially certify that it complies with all laws and that it supports the Supplier Expectations. The Supplier Expectations and the Transparency Practices further indicate that, using the supplier-evaluation data available through PROGRESS, along with information from unannounced third-party audits, the Company has begun to regularly assess direct suppliers' compliance with the Supplier Expectations.

In sum, the Company already publicly discloses the frequency of its risk assessment, substantially implementing that portion of the Proposal.

4. The Methodology Used To Track And Measure The Company's Risk-Assessment Performance

The Company publicly discloses how it tracks the performance of its risk-assessment processes through its Compliance Program and oversight by its Board. The Supplier Expectations indicate that, to measure its performance at assessing the risk from its supply chain, the Company collects data about supplier compliance during its initial vetting of suppliers and also through the PROGRESS reporting program. The Supplier Expectations state that the Company first tracks compliance with the principles set forth therein during the supplier selection process, where the Company evaluates the codes of conduct and reputation of suppliers with whom it is considering doing business and requires suppliers to certify compliance with all laws and incorporate the Supplier Expectations into their contracts with the Company. The Supplier Expectations also indicate that after having engaged a supplier, the Company will keep track of its suppliers' continued compliance with the principles set forth in the Supplier Expectations through the use of PROGRESS, which "allows a supplier to provide common information to its customers so each customer can independently reach business decisions in accordance with its own corporate responsibility standards." As discussed in the Company's publicly available explanation of PROGRESS, the PROGRESS initiative uses SEDEX to enable suppliers to report compliance information to a single, third-party source. The Company now uses SEDEX to more easily access data about its suppliers' compliance statuses and to assess any attendant risk. Further, the Company's "Responsible Sourcing" website discloses that the Company requires the actual evaluation of its suppliers to be conducted under the SEDEX-developed SMETA protocol.

With respect to its internal operations, the Transparency Practices disclose that the Company also assesses the compliance and risk from its own internal facilities using protocols developed in connection with PROGRESS. In addition, the Company's disclosures about its Compliance Program indicate that the Company records the number of questions and complaints received (over 1,000 in 2012) and states that "[s]ome of these matters resulted in disciplinary action, including the separation of people from the company when appropriate." Further, the Audit Committee, as required by its charter,[13] advises and updates the Board on the Company's policies, processes, and procedures regarding compliance with applicable laws and regulations, and instances of noncompliance therewith. The Audit Committee's Charter also provides that Committee must meet at least annually with the Company's Chief Compliance Officer "to review (a) the application and administration of the [Company's] Code of Conduct . . . and the procedures for identifying, pursuing, and investigating any

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[13] The Charter for the Company's Audit Committee is available at http://www.mondelezinternational.com/~/media/MondelezCorporate/uploads/downloads/4%20-%20Mondelez%20Audit%20Committee%20Charter.pdf.

alleged violation of the Code, and (b) implementation and effectiveness of [the Company's] Compliance and Integrity Program."

Accordingly, the Company already publicly discloses the methodology used to track and measure its risk-assessment performance and thus has substantially implemented that portion of the Proposal.

5. The Nature And Extent Of The Company's Consultation With Relevant Stakeholders In Connection With The Company's Risk Assessment

The Company also publicly discloses the nature and extent of its consultation with stakeholders who are relevant to the Company's risk assessment. The relevant stakeholders in the Company's human-rights risk analysis include the Company's employees who either report or are aggrieved by potential violations. The Company's Code of Conduct describes how the Company interacts with employees who report a violation, stating that when a report of a potential violation is filed, the Company "carefully look[s] into all the facts and circumstances" and "will conduct all investigations fairly." It also indicates that if employees call the HelpLine, "a third-party representative will listen to [] concerns and tell the right people." Finally, the Code of Conduct provides that the Company "won't tolerate [retaliation]. Anyone who retaliates against someone for raising a concern in good faith will face discipline, which may include termination."

In addition, employees are consulted in connection with the SMETA audit process. As noted above, the Company's "Responsible Sourcing" website states that the Company uses the SMETA audit protocol. This protocol recognizes that "[i]t is essential that workers are interviewed to hear directly what they think of working conditions at the employment site. Individual or group interviews may raise new issues, confirm compliance or confirm suspected non-compliance." The protocol also recommends measures to ensure that workers "feel comfortable disclosing details about the workplace," such as providing that they "be interviewed individually and in groups without management present and preferably in their own language" and that "their identities . . . not be disclosed," so that auditors can "uncover any hidden issues such as discrimination and intimidation which are not easily found through other stages of the audit process."[14]

Various sections of the Company's website describe the frequent contact that the Company has with other key stakeholders such as leading Non-Governmental Organizations

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[14] *See* "Sedex Members Ethical Trade Audit (SMETA) Best Practice Guidance," accessible from the Company's website. *See* footnote 5, *supra*. This document is available by clicking on the "A common best practice guidance on conducting ethical trade audits" hyperlink on the SMETA website.

("NGOs"), industry coalitions, and national governments that, together, are working to create solutions to the ethical problems confronting corporate supply chains. For example, the Transparency Practices report that the Company "has been working with civil society, government and industry to tackle conditions at the farm level" through its support of the International Cocoa Initiative (the "ICI"). The section of the Company's website dedicated to the ICI[15] indicates that the ICI helps to manage and mitigate supply-chain human-rights risks by seeking to "eliminate the worst forms of child labor and forced labor on cocoa farms." The Company's website for its "Cocoa Life" program[16] also reports that through this program, it is engaging with NGOs like Anti-Slavery International and CARE International UK to address sourcing risks that can arise through the cocoa supply chain such as "child labor and child slavery" and "poverty and injustice."

In addition, the Company's public statement on palm oil[17] states that the Company is working with the World Wildlife Fund "to evaluate options" for ensuring that it only purchases palm oil that "is produced on legally held land" and that is produced in a manner that "respects human rights" and "does not use forced or child labor." Through coordinated efforts with the WWF, the United Nations Development Programme, and Government of Indonesia, and the Roundtable for Sustainable Palm Oil, the Company is engaged in a robust effort to ensure that its palm oil is ethically produced, thus investigating and reducing potential human-rights risks in its supply chain.

Thus, the Company already publicly discloses the nature and extent of its consultation with relevant stakeholders in connection with the Company's risk assessment and has, therefore, substantially implemented that portion of the Proposal.

6. *How The Results Of The Company's Risk Assessment Are Incorporated Into The Company's Policies And Decision Making*

Finally, the Company also discloses how the results of its risk assessment are incorporated into Company policies and decision making. The 2013 Proxy states that management "reports to the Board and Audit Committee, in advance of meetings, regarding . . . key risks

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[15] The Company's website describing the ICI is available at http://www.mondelezinternational.com/well-being/sustainable-resources-and-agriculture/cocoa.

[16] The partnership section of the Company's website for its "Cocoa Life" program is available at http://www.cocoalife.org/partners.aspx.

[17] The Company's Palm Oil Statement is available at http://www.mondelezinternational.com/~/media/MondelezCorporate/uploads/downloads/Palm_Oil_Statement.pdf.

and the actions management has taken to monitor, control and mitigate these risks. Management also attends Board and Audit Committee meetings to discuss these reports and provide any updates." The Audit Committee then "reviews and discusses risk assessment and risk management guidelines, policies and processes" and annually "reviews and approves management's recommendation for allocating responsibility for reviewing and assessing key risk exposures and management's response to those exposures."

The Audit Committee Charter specifically requires the Chief Compliance Officer and the Chief Ethics Officer to meet with the Audit Committee at least annually "to review (a) the application and administration of the [Company's] Code of Conduct . . . and the procedures for identifying, pursuing, and investigating any alleged violation of the Code, and (b) implementation and effectiveness of [the Company's] Compliance and Integrity Program." These updates provide management and the Board with the opportunity to regularly discuss the results of the Company's risk assessment and to incorporate those results into the Company's policies and decision making.

With respect to the Company's supply chain, the Transparency Practices state that the Company uses the information from PROGRESS and third-party audits to make decisions about whether to continue to do business with a supplier. The Transparency Practices indicate that the Company has "various tools to address [supplier] non-compliance" with the Supplier Expectations, "which may include, but are not limited to, a corrective action plan." In addition, "[i]f the supplier does not resolve the issues of concern in a timely and satisfactory manner, [the Company] reserves the right to take more drastic action, such as termination of the business arrangement."

Consequently, the Company already publicly discloses how the results of its risk assessment are incorporated into the Company's policies and decision making and thus has substantially implemented that portion of the Proposal.

* * *

As in *Boeing*, *Caterpillar*, *Coca-Cola*, and *The Gap*, the Company already has publicly disclosed on its corporate website and in its proxy statements the information that the Proposal requests. Further, as the Staff made clear in both *Coca-Cola* and *The Gap*, the Proposal is still excludable as substantially implemented even though the Company has disclosed the information sought by the Proposal in several different locations, i.e., the Company's proxy statement and different pages on the Company's corporate website. Through these disclosures, the Company has publicly disclosed its "process for identifying and analyzing potential and actual human rights risks of [the Company's] operations and supply chain," including each of the five specific items listed in the Proposal. Accordingly, the Company has substantially implemented the Proposal, and it may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to carol.ward@mdlz.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

Carol J. Ward

Carol J. Ward
Vice President and Corporate Secretary

Enclosures

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Rob McGarrah, American Federation of Labor and Congress of Industrial Organizations
Chris Jochnick, Oxfam America Inc.

101650336.13

EXHIBIT A

From: Chris Hayden [mailto:CHayden@georgeson.com]
Sent: Thursday, November 21, 2013 11:13 AM
To: Ward, Carol J; Cooke, Bernadette T
Subject: fax

Attached is the fax we received last night that was addressed to Carol.

Christopher M. Hayden
Senior Managing Director
Georgeson Inc.
480 Washington Blvd., 26th Floor
Jersey City, NJ 07310
T +1 201 222 4253 **C** +1 212 365 8086
www.georgeson.com

Facsimile Transmittal

Date: November 20, 2013

To: Carol J. Ward, Mondelez International

ATTN: Christopher Cinek

Fax: 888-663-8893

From: Brandon J. Rees, AFL-CIO

Pages: _5 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 20, 2013

Ms. Carol J. Ward, Vice President
and Corporate Secretary
Mondelēz International, Inc.
480 Washington, Blvd., 26th Floor
Jersey City, NJ 07310

Dear Ms. Ward,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Mondelēz International, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting") as co-filer with Oxfam International. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1327 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335 or rmcgarra@aflcio.org.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/...
opeiu ... afl-cio

Attachment

DE 21 ... 0 :57 +2025086992 PAGE.02

RESOLVED, that shareholders of Mondelēz International, Inc. ("Mondelēz") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;
- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- How the results of the assessment are incorporated into company policies and decision making.

The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, production delays and disruptions, can adversely affect shareholder value. Investors need full disclosure of such risks to be able to take them into account when making investment decisions.

Mondelēz, like many other companies, has adopted a code of conduct addressing human rights issues. (Mondelēz International Corporate Responsibility Guidelines, available at http://www.mondelezinternational.com/deliciousworld/compliance-integrity/corporate_responsibility_guidelines.aspx). But adoption of principles is only the first step. Companies must also assess the risks to shareholder value posed by human rights practices in their operations and supply chain in order to effectively translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "UN Guiding Principles") approved by the UN Human Rights Council in 2011. The UN Guiding Principles urge that "business enterprises should carry out human rights due diligence . . assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf).

According to Bloomberg, Mondelēz has agreed to work to improve the well-being of women cocoa farmers after an Oxfam International report detailed corporate shortcomings in human rights and sustainability. http://www.bloomberg.com/news/2013-04-23/chocolatier-mondelez-pledges-to-aid-women-farmers.html Yet when faced with a formal request from the U.S. State Department to begin mediation over alleged labor and human rights violations related to Mondelēz' operations at manufacturing facilities in Egypt and Tunisia, Mondelēz was unwilling to proceed to mediation. http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm

We urge shareholders to vote for this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

November 20, 2013 [illegible]

Ms. Carol J. Ward, Vice President
and Corporate Secretary
Mondelēz International, Inc.
100 Washington, Blvd., 26th Floor
Jersey City, NJ 07310

Dear Ms. Ward,

AmalgaTrust, a division of Amalgamated Bank of Chicago is the record holder of [illegible] shares of common stock (the "Shares") of Mondelez International, Inc. beneficially owned by the AFL-CIO Reserve Fund as of November 20, 2013. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November [illegible], 2013. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account [illegible].

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Brandon J. Rees
Acting Director, AFL-CIO Office of Investment

Facsimile Transmittal

Date: December 3, 2013

To: Carol J. Ward, Mondelez International

Fax: 570-235-3005

From: Brandon J. Rees, AFL-CIO

Pages: 5 (including cover page)

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 2, 2013

Ms. Carol J. Ward, Vice President
and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2013 proxy statement of Mondelēz International, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). Oxfam America will join with the AFL-CIO as a co-filer of this proposal. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1327 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Rob McGarrah at 202-637-5335 or rmcgarra@aflcio.org.

Finally, please disregard the cover letter dated November 20, 2013, together with a copy of this proposal that was sent to you at an incorrect address for shareholder proposals to Mondelēz International. This letter and the enclosed proposal supersede that letter.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

Attachment

RESOLVED, that shareholders of Mondelēz International, Inc. ("Mondelēz") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;
- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- How the results of the assessment are incorporated into company policies and decision making.

The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, production delays and disruptions, can adversely affect shareholder value. Investors need full disclosure of such risks to be able to take them into account when making investment decisions.

Mondelēz, like many other companies, has adopted a code of conduct addressing human rights issues. (Mondelēz International Corporate Responsibility Guidelines, available at http://www.mondelezinternational.com/deliciousworld/compliance-integrity/corporate_responsibility_guidelines.aspx). But adoption of principles is only the first step. Companies must also assess the risks to shareholder value posed by human rights practices in their operations and supply chain in order to effectively translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "UN Guiding Principles") approved by the UN Human Rights Council in 2011. The UN Guiding Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf).

According to Bloomberg, Mondelēz has agreed to work to improve the well-being of women cocoa farmers after an Oxfam International report detailed corporate shortcomings in human rights and sustainability. (http://www.bloomberg.com/news/2013-04-23/chocolatier-mondelez-pledges-to-aid-women-farmers.html). Yet when faced with a formal request from the U.S. State Department to begin mediation over alleged labor and human rights violations related to Mondelēz' operations at manufacturing facilities in Egypt and Tunisia, Mondelēz was unwilling to proceed to mediation. (http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm).

We urge shareholders to vote for this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST

December 2, 2013

Ms. Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International
Three Parkway North
Deerfield, IL 60015

Dear Ms. Ward:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 1327 shares of the common stock (the "Shares") of Mondelēz International, Inc. beneficially owned by the AFL-CIO Reserve Fund as of December 2, 2013. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 2, 2013. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions, please feel free to contact me at (312) 822-3108.

Sincerely,

Roger R. Schaeffer
Vice President

cc: Brandon J. Rees
Acting Director, AFL-CIO Office of Investment

From: Catherine Miller [mailto:cmiller@OxfamAmerica.org]
Sent: Wednesday, December 04, 2013 11:48 AM
To: Ward, Carol J
Cc: Horrell, Jonathan; McGrath Montenegro, Chris; Michelle Katz; Chris Jochnick; Suzanne Zweben
Subject: Oxfam America Shareholder Proposal Co-Filing

Hi Carol,
Attached, please find an electronic copy of Oxfam America's co-filing documentation; the AFL-CIO is the lead filer on this shareholder proposal. A hard copy was delivered this morning to your office. If you have any questions, please let me know.
Thanks!
Cate

...
CATHERINE (CATE) MILLER | Program Assistant, Private Sector Department
Oxfam America | Boston | +1 (617) 517 9426
www.oxfamamerica.org | facebook.com/oxfamamerica | twitter.com/oxfamamerica

OXFAM
America

December 3, 2013

BY EMAIL AND OVERNIGHT COURIER

Mondelēz International, Inc.
Attn: Carol Ward
Corporate Secretary
Three Parkway North
Deerfield, Illinois 60015
carol.ward@mdlz.com

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Ms. Ward:

Enclosed please find a proposal of Oxfam America Inc. ("Oxfam America") to be included in the proxy statement of Mondelēz International, Inc. (the "Company") for its 2014 annual meeting of shareholders.

Oxfam America has continuously held, for at least one year as of the date hereof, sufficient shares of the Company's Class A common stock to meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership will be forthcoming. Oxfam America intends to continue to hold such shares through the date of the Company's 2014 annual meeting of shareholders.

AFL-CIO Reserve Fund (the "Fund") is the lead filer for this proposal. Oxfam America as co-filer grants the Fund the authority to negotiate on our behalf any potential withdrawal of this proposal.

Oxfam America welcomes the opportunity to discuss the proposal with representatives of the Company.

Sincerely,

Chris Jochnick
Director, Private Sector Department
Oxfam America

Enclosure

cc: David L. Coombs, Esq. (Goulston & Storrs PC)
Lilly O. Huang, Esq. (Goulston & Storrs PC)

GSDOCS\2289226

RESOLVED, that shareholders of Mondelēz International, Inc. ("Mondelēz") urge the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on Mondelēz' process for identifying and analyzing potential and actual human rights risks of Mondelēz' operations and supply chain (referred to herein as the "assessment") addressing the following:

- Human rights principles used to frame the assessment;
- Frequency of the assessment;
- Methodology used by the assessment to track and measure performance;
- Nature and extent of consultation with relevant stakeholders in connection with the assessment; and
- How the results of the assessment are incorporated into company policies and decision making.

The report should be made available to shareholders on Mondelēz' website within six months of Mondelēz' 2014 Annual Meeting of Shareholders.

Supporting Statement

As long-term shareholders, we favor policies and practices protecting and enhancing the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, production delays and disruptions, can adversely affect shareholder value. Investors need full disclosure of such risks to be able to take them into account when making investment decisions.

Mondelēz, like many other companies, has adopted a code of conduct addressing human rights issues. (Mondelēz International Corporate Responsibility Guidelines, available at http://www.mondelezinternational.com/deliciousworld/compliance-integrity/corporate_responsibility_guidelines.aspx). But adoption of principles is only the first step. Companies must also assess the risks to shareholder value posed by human rights practices in their operations and supply chain in order to effectively translate principles into protective practices.

The importance of human rights risk assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "UN Guiding Principles") approved by the UN Human Rights Council in 2011. The UN Guiding Principles urge that "business enterprises should carry out human rights due diligence ... assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed." (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf).

According to Bloomberg, Mondelēz has agreed to work to improve the well-being of women cocoa farmers after an Oxfam International report detailed corporate shortcomings in human rights and sustainability http://www.bloomberg.com/news/2013-04-23/chocolatier-mondelez-pledges-to-aid-women-farmers.html. Yet when faced with a formal request from the U.S. State Department to begin mediation over alleged labor and human rights violations related to Mondelēz' operations at manufacturing facilities in Egypt and Tunisia, Mondelēz was unwilling to proceed to mediation. http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm

We urge shareholders to vote for this proposal.

Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
Carol.Ward@mdlz.com

December 12, 2013

VIA OVERNIGHT MAIL

Chris Jochnick
Director, Private Sector Department
Oxfam America
226 Causeway Street, 5th Floor
Boston, MA 02114-2206

Dear Mr. Jochnick:

I am writing on behalf of Mondelēz International, Inc. (the "Company"), which received on December 4, 2013 the shareholder proposal that you submitted on behalf of Oxfam America, Inc. (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (December 3, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 3, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its

ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 3, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (December 3, 2013). You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If its broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through its account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (December 3, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention, Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc., Three Parkway North, Deerfield, IL 60015. Alternatively, you may transmit any response by facsimile to me at (570) 235-3005.

If you have any questions with respect to the foregoing, please contact me at (847) 943-4373. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Carol J. Ward/eaa

Carol J. Ward
Vice President & Corporate Secretary

CJW/eaa
Enclosures

OXFAM
America

December 17, 2013

BY E-MAIL AND OVERNIGHT COURIER

Mondelēz International, Inc.
Attn: Corporate Secretary
Three Parkway North
Deerfield, Illinois 60015
carol.ward@mdlz.com

Re: Shareholder Proposal for 2014 Annual Meeting – Proof of Ownership

Ladies & Gentlemen:

Oxfam America Inc. ("Oxfam America") submitted on December 3, 2013 (the "Proposal Date") a proposal for inclusion in the proxy statement of Mondelēz International, Inc. (the "Company") for its 2014 annual meeting of stockholders. Oxfam America is submitting this letter to provide proof that it meets the eligibility requirements of Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended.

Oxfam America has continuously held, for at least one year as of the Proposal Date, an aggregate of 101 shares of the Company's common stock (the "Shares"), and accordingly meets the eligibility requirements of Rule 14a-8(b). Oxfam America has continued to hold the Shares through the date hereof and intends to continue to hold the Shares through the date of the Company's 2014 annual meeting of stockholders.

Enclosed with this letter is documentation to prove Oxfam America's eligibility in accordance with Rule 14a-8(b)(2).

Please feel free to contact me with any questions.

Sincerely,

Chris Jochnick
Director, Private Sector Department
Oxfam America

Enclosure

cc: David L. Coombs, Esq. (Goulston & Storrs PC)
Lilly O. Huang, Esq. (Goulston & Storrs PC)

Fidelity Institutional

100 Crosby Parkway KC1J, Covington, KY 41015

December 04, 2013

Oxfam America Inc.
Activist Fund
226 Causeway St. 5th Floor
Boston, MA 02114-2155

RE: 101 shares of Mondelez International Inc Com Account *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Please accept this letter as confirmation that National Financial Services (NFS) holds 101 shares of Mondelez International Inc (MDLZ) for the benefit of Oxfam America, Inc. KTF was purchased on October 26, 2011, however this was reorganized to MDLZ on October 02, 2012.

Certification of Beneficial Ownership

This Certification relates to the 101 shares of common stock (the "Shares") of Mondelez International, Inc. (the "Issuer) owned beneficially by Oxfam America, Inc. (the "Proponent".) This Certification is given in connection with the submission of December 03, 2013 (the "Proposal Submission Date") by the Proponent to the Issuer of a shareholder proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The undersigned herby certifies, as of the date set forth above, as follows.

I. The undersigned is and has been the record holder of the Shares from and including the Proposal Submission Date and through and including the date hereof.
II. The Proponent is the beneficial owner of the Shares and has owned 101 Shares continuously since at least October 26, 2011, the date the shares were purchased at NFS.

The undersigned acknowledges and agrees that this Certification may be delivered to the Issue as proof of the Proponent's beneficial ownership of the Shares pursuant to Rule 14a-8.

Sincerely,

Jonathan Russo
Client Service Manager

Our File: W170244-04DEC13